SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G*
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)**

                  INDEPENDENT BANKSHARES, INC.
                        (Name of Issuer)

             Common Stock, par value $0.25 per share
                 (Title of Class of Securities)

                           453841 20 7
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* A previous report on Schedule 13D was filed on January 11, 1993 and Schedule G on January 17, 1998. This Schedule 13G supplements and replaces such originally filed Schedule 13D and Schedule G.

**   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 453841 20 7

(1)  Name of Reporting Person        Independent Bankshares, Inc.
                             Employee Stock Ownership/401(k) Plan
     I.R.S. Identification No.
      of Above Person (entities only)                  75-1717279
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(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
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(3)  SEC Use Only
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(4)  Citizenship                             Texas, United States
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Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
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                    (6)  Shared Voting Power                    0
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                    (7)  Sole Dispositive Power        142,538(1)
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                    (8)  Shared Dispositive Power               0
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(9)  Aggregate Amount Beneficially Owned               142,538(1)
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         6.4%
     Amount in Row (9)
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(12) Type of Reporting Person*                                 EP
-----------------------------------------------------------------
*    SEE INSTRUCTIONS
______________
(1) Excludes 14,521 shares for which 401(k) Plan participants have sole voting and sole dispostive power

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CUSIP NO. 453841 20 7


Item 1(a).          NAME OF ISSUER:

                    Independent Bankshares, Inc. (the "Issuer")

Item 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                    OFFICES:

                    547 Chestnut Street, Abilene, Texas 79602

Item 2(a).          NAME OF PERSON FILING:

                    Independent Bankshares, Inc. Employee
                    Stock Ownership/401(k) Plan (the "Reporting
                    Person")

Item 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
                    NONE, RESIDENCE:

                    547 Chestnut Street, Abilene, Texas 79602

Item 2(c).          CITIZENSHIP:

                    The Reporting Person is an employee
                    benefit plan organized in the State of Texas.

Item 2(d).          TITLE OF CLASS OF SECURITIES:

                    Common Stock, $0.25 par value per share, of the Issuer.

Item 2(e).          CUSIP NO.:

                    453841 20 7

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13D-
          1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON
          FILING IS A:

          (a)  [  ]   Broker or dealer registered
                      under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ]   Bank as defined in section
                      3(a)(6) of the Act (15 U.S.C. 78c);

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CUSIP NO. 453841 20 7


          (c)  [  ]  Insurance company as defined
                     in section 3(a)(19) of the Act (15 U.S.C.
                     78c);

          (d)  [ ]   Investment company registered
                     under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [ ]   An investment adviser in
                     accordance with 240.13d-1(b)(1)(ii)(E);

          (f)  [X]   An employee benefit plan or
                     endowment fund in accordance with
                     240.13d-1(b)(1)(ii)(F);

          (g)  [ ]   A parent holding company or
                     control person in accordance with
                     240.13d-1(b)(ii)(G);

          (h)  [ ]   A savings association as
                     defined in section 3(b) of the Federal
                     Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [ ]   A church plan that is excluded
                     from the definition of an investment company under section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]   Group, in accordance with
                     240.13d-1(b)(1)(ii)(J)

               Not applicable.

Item 4.   OWNERSHIP:

          (a)  Amount beneficially owned:  142,538
               (excludes 14,521 shares for which 401(k) Plan participants have sole voting and sole dispostive power); Beneficial ownership with respect to all shares is disclaimed pursuant to Rule 13d-4.

          (b)  Percent of class:  6.4%

          (c)  Number of shares as to which such person has:

              (i)    sole power to vote or to
                     direct the vote:  0

              (ii)   shared power to vote or to direct the vote:  0

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CUSIP NO. 453841 20 7


              (iii)  sole power to dispose or
                     to direct the disposition of:  142,538
                     (excludes 14,521 shares for which 401(k) Plan participants have sole voting and sole dispostive power)

              (iv)   shared power to dispose or to
                     direct the disposition of: 0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not Applicable.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY OR CONTROL PERSON:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

Item 10.  CERTIFICATIONS:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                    [Signature page follows]

CUSIP NO. 453841 20 7

                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February ___, 1999

                              INDEPENDENT BANKSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP/401(k) PLAN


                              By:       /s/ CAROLYN K MARSHALL
                                   ------------------------------
                                   Carolyn K. Marshall, Trustee
                                   Vice President/Trust Officer


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)